[Letterhead of Sutherland Asbill & Brennan LLP]

March 3, 2016

VIA EDGAR

Jay Williamson
Senior Counsel - Disclosure Review Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Triangle Capital Corporation
Preliminary Proxy Materials on Schedule 14A filed February 25, 2016
File No. 814-00733

Dear Mr. Williamson:

On behalf of Triangle Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00733), filed with the Commission on February 25, 2016 (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Comment No. 1. We note your statement on page 16 of the Proxy Statement that one of your directors, W. McComb Dunwoody, attended three out of five meetings of the board of directors (the “Board”), and two out of four meetings of the compensation committee of the Board (the “Compensation Committee”). Page 18 of the Proxy Statement identifies one of the factors that the nominating and corporate governance committee of the Board (the “Nominating Committee”) considers in connection with Board nominations is whether the candidate has sufficient time to devote to the Company’s affairs. Please inform the Staff of any consideration or discussion that the Nominating Committee or the Board held with respect to the absences noted above and whether such discussions had any impact on the decision to nominate the director to continue to serve on the Board.

Response: The Company advises the Staff on a supplemental basis that the Nominating Committee does consider the ability of a director-nominee to devote sufficient time to the affairs of the Company. As it relates to Mr. Dunwoody’s inability during 2015 to attend two of the five Board meetings and two out of the four Compensation Committee meetings, the Nominating Committee did not specifically address such absences. While these absences take Mr. Dunwoody below the 75% attendance threshold set forth in Item 407(b)(1) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “1934 Act”), which requires disclosure regarding such lack of attendance in the Proxy Statement, we do not believe Mr. Dunwoody’s absences present a material issue. The Company is satisfied with Mr. Dunwoody’s level of engagement and notes that Mr. Dunwoody has been a valuable member of the Board for over eight years. Moreover, the Nominating Committee does not now have, nor has it ever had, any concern with respect to the amount of time that Mr. Dunwoody is able to devote to the Company. Mr. Dunwoody’s absences were the result of traveling conflicts that could not be avoided. Notwithstanding his absence from the specified meetings, Mr. Dunwoody has remained engaged and aware of the Company’s material affairs. The Company believes that the Board is a communicative and professional group of individuals, each of whom fully understands the importance of his role to the Company. The Nominating Committee has every confidence that each director, including Mr. Dunwoody, would inform the Board of any event that may compromise such director’s ability to devote sufficient time to the Company’s affairs with ample notice and well in advance of creating any hardship to the Board or the Company.
Comment No. 2. We note your proposal to authorize the Company to sell shares of its common stock or warrants, options or rights to acquire its common stock at a price below the Company’s then current net asset value (“NAV”) per share, at a price that closely approximates the market value of the Company’s common stock, less any distributing commission or discount (“Proposal 2”). Depending on the magnitude of the discount to NAV, the shareholders may be authorizing you to substantially dilute them based on the NAV. In order to help investors to understand the scope of the action they are authorizing please either: (i) add a condition setting a maximum authorized discount to NAV; or (ii) add prominent summary disclosure that approving the proposal may result in substantial dilution to investors on an NAV basis.

Response: The Company has added disclosure to page 4 of the Proxy Statement, which will be reflected in the Company’s Definitive Proxy Statement, that addresses the potentially substantial dilution that investors may experience on an NAV basis as a result of approving Proposal 2.

Comment No. 3. Please confirm, if accurate, that you presently do not have any plans, proposals or arrangements to issue shares of the Company’s common stock as authorized pursuant to Proposal 2 for the purpose of completing an acquisition, or similar transaction, as described in Note A to Schedule 14A under the 1934 Act. If you currently do have such a plan, please disclose all material information about the potential acquisition or similar transaction.

Response: The Company advises the Staff on a supplemental basis that it currently has no intention of issuing shares of its common stock pursuant Proposal 2 for the purpose of completing an acquisition, or similar transaction, as described in Note A to Schedule 14A under the 1934 Act.

Comment No. 4. Please provide the required “Tandy” Letter representations to the Staff relating to its review of the Proxy Statement.

Response: Pursuant to the Staff's request, in connection with the Staff’s review of the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00733) filed on February 25, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Steven C. Lilly
Triangle Capital Corp.
Robert Knox
Triangle Capital Corp.

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